Exhibit 21

Subsidiaries

The following is a list of subsidiaries of Stanley Furniture Company, Inc. as of December 31, 2014:

Name of Subsidiary	Jurisdiction of Organization

Stanley Furniture of Robbinsville, LLC	North Carolina

Stanley Furniture Company 2.0, LLC	Virginia